Organigram Global’s Products Recognized at the CNB Awards
SHRED, Edison, and Trailblazer Recognized for Excellence in Branding and Product Innovation
Toronto, Ontario – April 24, 2025 Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada’s #1 cannabis company by market share, is pleased to announce that three of its consumer brands — SHRED, Edison, and Trailblazer — earned honours at the recent CNB Leadership Conference and the Cannabis NB Cup.
Inspired by the legacy events that have shaped cannabis culture over the years, the Cannabis NB Cup celebrates the best in grow — with winners chosen by those who matter most, our consumers. Between February 3 and April 10, 2025, consumers had the opportunity to purchase a Cannabis NB Cup box in-store, rate the products inside and act as judges by submitting their scores for each product across multiple categories.
Trailblazer’s Gary Dunk 3.5g earned 3rd place in the Indica category at the 2025 Cannabis NB Cup, recognized by customers for its bold flavour profile and exceptional quality.
Additionally, CNB’s retail team acknowledged two standout products from Organigram’s portfolio:
•SHRED received the Best In-Store Branding award, celebrated for its vibrant shelf presence, cohesive visual identity, and engaging retail execution.
•Edison Sonics Kiwi Berry was named Best New Edible, praised for its innovative formulation and unique flavour, highlighting its appeal among both retailers and consumers.

“These awards are a testament to the strength, consistency and consumer appeal of our brand portfolio,” said Tim Emberg, Chief Commercial Officer at Organigram. “At Organigram, we’ve always taken a consumer-first approach — whether we’re developing innovative products or enhancing the in-store experience. Being recognized by both customers and retail partners affirms our commitment to delivering standout experiences at every touchpoint. Congratulations to our incredible team for their passion and dedication in making these brands truly best-in-class.”

Organigram continues to lead the Canadian recreational cannabis market through a focused strategy that integrates consumer insights, brand development, and innovative product development and design, backed by science. SHRED remains one of the country's top-selling brands, having surpassed $250 million in annual retail sales while Edison and Trailblazer continue to gain traction across edibles and pre-roll segments, contributing to double-digit year-over-year growth in key categories.

About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada, and Motif Labs Ltd., a licensed cannabis processor. Through its recent acquisition of Collective Project Limited, Organigram Global participates in the US and Canadian cannabinoid beverages markets.
Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include performance of the business post-closing, market factors, regulatory changes, consumer demand and preferences and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR

(see www.sec.gov). Examples of forward-looking statements in this news release include, among others, (i) the structure and terms of the transaction, including potential milestone and earnout payments; (ii) the growth opportunities for cannabis beverages in Canada and the U.S.; (iii) the Company’s launch of its own portfolio of hemp-derived THC beverages; and (iv) Organigram’s ability to establish a material U.S. market position over time for hemp-derived THC products in beverages and edibles. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Media enquiries:
Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs megan.mccrae@organigram.ca
Max Schwartz – Director of Investor Relations max.schwartz@organigram.ca